UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CENTRAL PUERTO S.A.

Item

1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated February 28, 2018

Item 1. English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated February 28, 2018

City of Buenos Aires, February 28, 2018

Notice: CPSA-GG-N-0075/18-AL

Comisión Nacional de Valores

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Bolsas y Mercados Argentinos S.A.

Sarmiento 299 2º

Ciudad Autónoma de Buenos Aires

Subject: Material News - Sale of a portion of equity interest in Distribuidora de Gas del Centro S.A.

Ladies and Gentlemen,

I am writing to you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, “CPSA”).

It is hereby informed that the Board of Directors of Central Puerto has decided, among others, to authorize the sale process of up to 27,597,032 common class B shares with a face value of one Argentine peso ($1) of Distribuidora de Gas del Centro S.A., in a potential public offering authorized by Comisión Nacional de Valores (Argentine Securities Commission), subject to market conditions.

Yours sincerely,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 1, 2018	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact